Exhibit 2.1
Amendment To The
Agreement And Plan Of Merger
     This Amendment to the Agreement and Plan of Merger (this “Amendment”) by and among Pharaoh Acquisition LLC, a Delaware limited liability company and formerly known as Pharaoh Acquisition Corp. (“Pharaoh”), Pharaoh Merger Sub Corp., a Delaware corporation (“Merger Subsidiary”), and Phoenix Technologies Ltd., a Delaware corporation (the “Company”), is made as of October 21, 2010. Capitalized terms used and not otherwise defined herein shall have the meanings given such terms in the Merger Agreement.
Background
     Whereas, pursuant to that certain Merger Agreement (the “Merger Agreement”) by and among Pharaoh, Merger Subsidiary and the Company, dated as of August 17, 2010, the parties have agreed to enter into a business combination transaction pursuant to which Merger Subsidiary will merge with and into the Company (the “Merger”);
     Whereas, the Company received an Acquisition Proposal to which this Amendment responds pursuant to Section 5.03(e) of the Merger Agreement;
     Whereas, pursuant to a Certificate of Conversion and a Certificate of Formation, each dated October 14, 2010 and filed with the Secretary of State of the State of Delaware on October 15, 2010, Pharaoh has converted from a Delaware corporation into a Delaware limited liability company (the “Conversion”);
          WHEREAS, the Company has delivered a supplement to the Company Disclosure Schedule simultaneously with the execution of this Amendment; and.
     Whereas, the parties desire to amend the Merger Agreement to reflect the Conversion and certain other items described herein.
Terms
     Now, therefore, in consideration of the mutual premises contained herein, and intending to be legally bound hereby, the parties hereby agree as follows:
1.	In the Preamble of the Merger Agreement, the definition of “Parent” is hereby amended to mean “Pharaoh Acquisition LLC, a Delaware limited liability company.”

2.	Each and every subsequent reference to “Parent” shall mean Pharaoh Acquisition LLC.
3.	Section 1.03(a) of the Merger Agreement is hereby amended and restated to read in its entirety as follows:
“except as otherwise provided in Sections 1.03(b) or 1.05, each share (“Company Share”) of Company Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into and represent the right to receive $4.05 in cash, without interest (the “Merger Consideration”)”
4.	Section 4.01 of the Merger Agreement is hereby amended and restated to read in its entirety as follows:
“Section 4.01. Existence and Power. Parent is a limited liability company duly formed, validly existing and in good standing under the laws of the state of its formation and has all of the requisite power and authority required to carry on its business as now conducted. Merger Subsidiary is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation and has all corporate powers required to carry on its business as now conducted. Since the date of its incorporation, Merger Subsidiary has not engaged in any activities other than in connection with or as contemplated by this Agreement.”
5.	Section 4.02 of the Merger Agreement is hereby amended and restated to read in its entirety as follows:
“Section 4.02. Authorization. The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby are within the power and authority of each of Parent and Merger Subsidiary and have been duly authorized by all necessary limited liability company and corporate action, as applicable. This Agreement constitutes a valid, legal and binding agreement of each of Parent and Merger Subsidiary, enforceable against each such Person in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium and other similar Applicable Law affecting creditors’ rights generally and by general principles of equity.”
6.	Section 4.04 of the Merger Agreement is hereby amended and restated to read in its entirety as follows:
“Section 4.04. Non-contravention. The execution, delivery and performance by each of Parent and Merger Subsidiary of this

Agreement and the consummation by each of Parent and Merger Subsidiary of the transactions contemplated hereby do not and will not (i) contravene, conflict with, or result in the violation or breach of any provision of the certificate of formation and operating agreement of Parent or the certificate of incorporation and bylaws of Merger Subsidiary, (ii) assuming compliance with the matters referred to in Section 4.03, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law or Order, (iii) require any consent or other action by any Person under, constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Parent or any of its Subsidiaries is entitled under, any provision of any agreement or other instrument binding upon Parent or Merger Subsidiary.”
7.	The first sentence of Section 5.02(a) of the Merger Agreement is hereby amended and restated to read in its entirety as follows:
“The Company shall cause the stockholder meeting currently scheduled to be held on October 25, 2010 to be delayed to a date that is not more than ten (10) days after the date of mailing of the Amended Proxy Materials (the “Stockholder Meeting”), for the purpose of voting on the matters requiring the Stockholder Approval; provided that (i) if the Company is unable to obtain a quorum of its stockholders at such time, the Company may extend the date of the Stockholder Meeting and the Company shall use its commercially reasonable efforts to obtain such a quorum as soon as practicable, and (ii) the Company may delay the Stockholder Meeting to the extent the Company reasonably determines, after consultation with its legal counsel, that such delay is required by Applicable Law to comply with any comments made by the SEC with respect to the Company Proxy Statement as amended by the Amended Proxy Materials.”
8.	Section 5.02(b) of the Merger Agreement is hereby amended and restated to read in its entirety as follows:
“As promptly as practicable after the date hereof, the Company shall prepare and file with the SEC amendments to the Company Proxy Statement as additional solicitation material (collectively, “Amended Proxy Materials”) and as soon as practicable thereafter use its commercially reasonable efforts to mail to its stockholders the Amended Proxy Materials and all other proxy materials for such meeting, and if necessary in order to comply with applicable securities laws, after the Amended Proxy Materials shall have been so mailed, promptly circulate amended, supplemental or supplemented proxy material, and, if required in connection therewith, resolicit proxies. The Amended Proxy Materials shall update the Company Proxy Statement with the Merger Consideration set forth herein as well as include updated background information regarding the transaction. Subject to Section 5.03, the Company Proxy Statement, as amended by the Amended Proxy Materials, shall reaffirm the recommendation of the Board of Directors of the Company to the stockholders of the Company to grant the Stockholder Approval; provided, however, that that the Board of Directors may fail to make, or withdraw, modify or change such recommendation if it shall have determined in good faith, after consultation with outside counsel, that such action is necessary in order for the Board of Directors to act in a manner consistent with its fiduciary duties under Applicable Law. The Company, on the one hand, and Parent and Merger Subsidiary, on the other hand, shall furnish all information concerning the Company, Parent or Merger Subsidiary as the other party hereto may reasonably request in connection with the preparation and filing with the SEC of the Amended Proxy Materials. Parent and its counsel shall be given a reasonable opportunity to review and comment on the Amended Proxy Materials before such information (or any amendment or supplement thereto) is filed with the SEC, and the Company shall include in such document any comments reasonably and timely proposed by Parent and its counsel. The Company shall (i) as promptly as practicable after receipt thereof, provide Parent and its counsel with copies of any written comments, and advise Parent and its counsel of any comments, with respect to the Company Proxy Statement, the Amended Proxy Materials (or any amendments or supplements to either of the foregoing) received from the SEC or its staff, (ii) provide Parent and its counsel a reasonable opportunity to review the Company’s proposed response to such comments, and (iii) include in the Company’s written response to such comments any input reasonably and timely proposed by Parent and its counsel.”
9.	Section 8.02(c) of the Merger Agreement is hereby amended and restated to read in its entirety as follows:
“An officer of the Company shall have delivered to Parent and Merger Subsidiary a signed certificate to the effect that the conditions contained inSection 8.02(a) Section 8.02(b) and Section 8.02(e) have been satisfied.”
10.	Section 8.02(d) of the Merger Agreement is hereby amended and restated to read as follows:
“[Intentionally omitted.]”

11.	Section 9.01(b)(i) of the Merger Agreement is hereby amended and restated to read in its entirety as follows:
“at any time after January 31, 2011 (the “End Date”) if the Effective Time shall not have occurred on or before the close of business on such date; provided, that the right to terminate this Agreement pursuant to this Section 9.01(b)(i) shall not be available to any party whose breach of any representation, warranty or agreement set forth in this Agreement has been the cause or, resulted in, the failure of the Effective Time to have occurred on or before the End Date”
12.	The Company hereby acknowledges the Conversion and waives any claims it may have resulting solely from the Conversion. Furthermore, to the extent any condition to the Closing of the Merger contained in the Merger Agreement (at Article 8 or otherwise) would be satisfied but for the Conversion or the fact that Pharaoh is a limited liability company and not a corporation, such condition shall be deemed satisfied.
13.	Except as modified hereby, the Merger Agreement shall remain in full force and effect.
14.	This Amendment shall be governed by and construed in accordance with the laws of the State of Delaware.
15.	This Amendment may be executed by facsimile in multiple counterparts, each of which shall be deemed an original and enforceable against such party, and all of which together shall constitute one and the same instrument.
[signature page follows]

     The undersigned have caused this Amendment to be executed as of the date first written above.

Pharaoh: Pharaoh Acquisition LLC
By:	/s/ Nick Kaiser
	Name:	Nick Kaiser
Title:

Merger Subsidiary: Pharaoh Merger Sub Corp.
By:	/s/ Nick Kaiser
	Name:	Nick Kaiser
Title:

Company: Phoenix Technologies Ltd.
By:	/s/ Robert Andersen
	Name:	Robert Andersen
Title:

[signature page to amendment to agreement and plan of merger]